SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SECOND QUARTER 2009 CONSOLIDATED RESULTS

July 29, 2009 – VIVO Participações S.A. announces today its consolidated results for the second quarter 2009 (2Q09) and for year 2009. The Company’s operating and financial information is presented in Brazilian Reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the second quarter (2Q08), except as otherwise mentioned.

The best service plans, nationwide coverage, the best and largest WCDMA coverage in Brazil, and its position as the operator with the best Customer Assistance Performance rate (IDA)(1) – having been awarded mark 100, in June, strengthen its position summarized in its slogan: “Vivo – Connection Like Any Other Available”(“Vivo – Conexão como nenhuma outra”). Vivo has continued to make every effort to be the best option among all the mobile telephone operators in Brazil, thus enabling people to connect themselves each time more, at any time, in any place. This is the way how Vivo has managed to ensure sustainable results and reaffirm its market leader position.

Price as of
07/28/2009

Per share
ON - VIVO3 - R$ 40.99
PN - VIVO4 - R$  42.80
ADR – VIV – US$ 22.69

Capital Stock
06/30/2009

Free Float- ON Shares         10.5%
Free Float- PN Shares         50.8%
Free Float- Total                 36.1%
Treasury shares                     0.3%
Controlling Group               63.6%
Total ON Shares        136,275,334
Total PN Shares         238,063,700

Stock Performance
in 2Q09

Market Cap R$ 13,838 million as of 06/30/2009

HIGHLIGHTS

  Approval, at the Special Shareholders’ Meeting held on last July 27th, of the merger of Telemig Celular Participações shares into Vivo Participações;
  In June, Vivo’s customer base reached 46,819 thousand customers, with a 29.3% market share, reaffirming its leadership in the domestic market;
  The customer base grew 15.8% in the quarter when compared to the same period of last year;
  In 2Q09, Vivo managed to attract 1,178 thousand new customers, with 19.8% in share of net additions, a growth of 69.3% when compared to 1Q09;
  In June 2009, the new 3G WCDMA network already served 442 municipalities with this technology;
  The GSM/WCDMA operation recorded more than 36.1 million accesses, representing 77.2% of the total customer base;
  Net Service Revenue of R$3,630.0 million, an increase of 7.1% over 2Q08;
  Self-supported data and VAS revenue, which grew 29.9% and 3.3% in the comparison with 2Q08 and 1Q09, respectively, representing 12.6% of the net service revenue;
  SAC of R$ 83 in the quarter, a reduction of 3.5% in relation to 2Q08 and 14.4% in relation to 1Q09;
  EBITDA margin in the quarter of 30.4%, a growth of 8.2 percentile points over 2Q08, and 0.5 percentage points over 1Q09. EBITDA reached R$ 1,197.8 million in the quarter, a growth of 42.3% in comparison with 2Q08;
  The provision for doubtful accounts recorded R$ 65.2 million in the quarter, representing 1.2% of the gross revenue, a reduction of 28.2% in relation to 2Q08;
  Net profit of R$ 172.4 million in the quarter, 39.6% higher than the figure recorded for 1Q09; R$295.9 million year-to-date, 26.3% higher than the amount recorded in the same period of the previous year;
  Increase of 161% in operating cash generation before investment and financing activities, obtained from the “Indirect Cash Flow”, in the comparison of 2Q09 over 1Q09, totaling R$ 1,616.2 million in the quarter. After investment activities it recorded a cash generation of R$ 1,010.8 million;
  The net debt recorded a reduction of 15.9% in the quarter, resulting in a Net Debt/EBITDA rate of 0.92.

(1)Created in the beginning of this year by the National Telecommunications Agency (Anatel) for monitoring the quality of services provided to customers by telecommunication operators in Brazil.

Basis for presentation of results

Figures disclosed are subject to differences, due to rounding-up procedures. Information for 2008 was prepared in combination with the results of Telemig Celular Participações, thus allowing comparison with the year-to-date results for 2009, in which Telemig data is already consolidated and, whenever applicable, re-classified. Worthy of mention that year-to-date figures for 2008 are positively impacted by the R$240 million of ICMS tax reversal in Telemig.

Due to the effects of the adjustments provided for in Laws no. 11.638/07 and no. 11.941/09, some figures stated in the 2Q08, such as: Depreciation of the mercantile-financial lease of information technology equipment, pursuant to the CPC 06 standards; Financial revenue (expenses) arising out of adjustments to fair value of derivatives and loans transactions, when applicable, pursuant to the CPC 14 standards; Financial expenses arising out of adjustment to present value of the ICMS (CIAP) tax on acquisitions of fixed assets, using the Long Term Interest Rate (“TJLP”) and Income tax (25%) and social contribution on net income (9%), applied to all the above referred adjustments, were reclassified for purpose of comparison between periods.

HIGHLIGHTS
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%

Net operating revenue	3,935.7	4,020.1	-2.1%	3,791.3	3.8%	7,955.8	7,472.6	6.5%
Net service revenues	3,630.0	3,669.7	-1.1%	3,390.0	7.1%	7,299.7	6,737.2	8.3%
Net handset revenues	305.7	350.4	-12.8%	401.3	-23.8%	656.1	735.4	-10.8%
Total operating costs	(2,737.9)	(2,816.2)	-2.8%	(2,949.6)	-7.2%	(5,554.1)	(5,325.7)	4.3%
EBITDA	1,197.8	1,203.9	-0.5%	841.7	42.3%	2,401.7	2,146.9	11.9%
EBITDA Margin (%)	30.4%	29.9%	0.5 p.p.	22.2%	8.2 p.p.	30.2%	28.7%	1.5 p.p.
Depreciation and amortization	(821.9)	(804.9)	2.1%	(736.7)	11.6%	(1,626.8)	(1,457.8)	11.6%
EBIT	375.9	399.0	-5.8%	105.0	258.0%	774.9	689.1	12.5%
Net income	172.4	123.5	39.6%	(63.9)	n.a.	295.9	234.3	26.3%
Capex	606.8	541.3	12.1%	1,558.6	-61.1%	1,148.1	1,827.4	-37.2%
Capex over net revenues	15.4%	13.5%	1.9 p.p.	41.1%	-25.7 p.p.	14.4%	24.5%	-10.1 p.p.
Customers (thousand)	46,819	45,641	2.6%	40,435	15.8%	46,819	40,435	15.8%
Net additions (thousand)	1,178	696	69.3%	2,125	-44.6%	1,874	3,050	-38.6%

                                      Investments (CAPEX)

Investments in the GSM and WCDMA/HSUPA networks.

CAPEX in 2Q09 represents 15.4% of the net revenue. The expenditures were intended for ensuring: continued quality of the network in order to support the accelerated growth that Vivo has been experiencing, the increase of the GSM/EDGE capacity, the continued expansion of the WCDMA/HSUPA network, and the launching of the company’s operation in the Northeast region, in addition to meeting the coverage goals set forth by Anatel. The year-to-date CAPEX amounted R$ 1,148.1 million, lower than the amount recorded in the same period of previous year, due to the investment stability.

CAPEX - VIVO
				Consolidated	Combined
	Consolidated	Consolidated	Consolidated	Accum
R$ million	2 Q 09	1 Q 09	2 Q 08	2009	2008
Network	406.4	375.9	251.3	782.3	389.7
Technology / Information System	73.1	53.7	44.2	126.8	86.8
Licenses	0.0	0.0	0.0	0.0	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	0.0	1,122.9	0.0	1,122.9
Products and Services, Channels, Administrative and others	127.3	111.7	140.2	239.0	228.0
Total	606.8	541.3	1,558.6	1,148.1	1,827.4

% Net Revenues	15.4%	13.5%	41.1%	14.4%	24.5%

CONSOLIDATED/COMBINATED STATEMENTS OF CASH FLOWS
(In millions of Brazilian reais)	2Q09	1Q09	2Q08	2009	2008
Net cash provided by operating activities	1,616.2	619.3	2,175.1	2,235.5	2,456.1
Net cash provided by investing activities	(605.4)	(540.7)	(3,322.2)	(1,146.1)	(3,588.8)
Cash flows after investing activities	1,010.8	78.6	(1,147.1)	1,089.4	(1,132.7)
Net cash from (used in) financing activities	(1,039.3)	(524.2)	561.9	(1,563.5)	751.1
Cash flows after financing activities	(28.5)	(445.6)	(585.2)	(474.1)	(381.6)
Cash and Equivalents at the beginning	1,737.3	2,182.9	3,125.1	2,182.9	2,921.6
Cash and Equivalents at the end	1,708.8	1,737.3	2,539.9	1,708.8	2,540.0

Increase of 161% in operating cash generation.

In 2Q09 the Company generated R$ 1,616.2 million of operating cash, part of which was used for defraying payments arising out of investments effected (R$ 605.4 million). The cash balance remaining after the investment activities (R$1,010.8 million) together with the available cash was used to pay debts and the hedge thereof.

In the comparison with 1Q09, an increase of 161% was recorded in cash generated from operating activities. This growth is due to lower expenses with suppliers, taxes, fees and contributions (in 1Q09 the Company paid the Installation and Inspection Fee (TFF) charged by Anatel). Such growth was partially offset by an increase in cash used in financing activities, causing the Cash Flow After Investment Activities to increase by R$932.2 million.

In the comparison with 2Q08, an increase of R$2,157.9 million was recorded in the cash flow after investment activities. This is basically due to the increase in the operating cash generation, as well as to the fact that 2Q08 was impacted by the acquisition of Telemig Participações S.A.. While in 2Q09 the Company invested R$1,039.3 million in financing activities (reducing its indebtedness), in 2Q08 it generated R$561.9 million in such activity, by raising funds from the BNDES and the capital market in order to support, respectively, its investments and the above referred acquisition.

CONSOLIDATED OPERATING PERFORMANCE - VIVO
						Accumulated
	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Total number of customers (thousand)	46,819	45,641	2.6%	40,435	15.8%	46,819	40,435	15.8%
Contract	9,044	8,794	2.8%	7,745	16.8%	9,044	7,745	16.8%
Prepaid	37,775	36,847	2.5%	32,690	15.6%	37,775	32,690	15.6%
Market Share (*)	29.3%	29.7%	-0.4 p.p.	30.4%	-1.1 p.p.	29.3%	30.4%	-1.1 p.p.
Net additions (thousand)	1,178	696	69.3%	2,125	-44.6%	1,874	3,050	-38.6%
Market Share of net additions (*)	19.8%	23.0%	-3.2 p.p.	28.9%	-9.1 p.p.	20.0%	25.5%	-5.5 p.p.
Market penetration	83.6%	80.5%	3.1 p.p.	69.4%	14.2 p.p.	83.6%	69.4%	14.2 p.p.
SAC (R$)	83	97	-14.4%	86	-3.5%	90	80	12.5%
Monthly Churn	2.7%	2.4%	0.3 p.p.	2.6%	0.1 p.p.	2.6%	2.6%	0.0 p.p.
ARPU (in R$/month)	26.3	27.0	-2.6%	28.8	-8.7%	26.6	29.2	-8.9%
ARPU Inbound	10.9	11.5	-5.2%	12.6	-13.5%	11.2	12.9	-13.2%
ARPU Outgoing	15.4	15.5	-0.6%	16.2	-4.9%	15.4	16.3	-5.5%
Total MOU (minutes)	80	77	3.9%	94	-14.9%	78	87	-10.3%
MOU Inbound	27	28	-3.6%	32	-15.6%	28	32	-12.5%
MOU Outgoing	53	49	8.2%	62	-14.5%	50	55	-9.1%
Employees	8,250	8,234	0.2%	8,232	0.2%	8,250	8,232	0.2%

(*) source: Anatel

                                     OPERATING HIGHLIGHTS

Quality leadership and differentiated offers.

Vivo’s customer base at the end of 2Q09 recorded 46,819 thousand customers, of which more than 36.1 million in GSM/WCDMA technology. The quality leadership, the portfolio of plans and handsets, the differentiated offers and the actions towards valuing the customer base contributed to such growth, keeping Vivo in a leadership position, with 29.3% market share at the end of the quarter.

Net additions in 2Q09 totaled 1,178 thousand new customers, with a share of net additions of 19.8%. Activations in GSM and WCDMA technology, which represent 96.3% of total activations, contributed to such growth.

SAC of R$83 in the quarter due to subsidy reduction.
  SAC of R$ 83 in 2Q09 decreased by 14.4% in relation to 1Q09 and by 3.5% in relation to 2Q08. The decrease recorded in the quarter is due, mainly, to the reduction in subsidy and advertising, as a result of the increase in sales. The growth in sales of SIM CARDS with GSM technology contributed to the above referred decrease.

Churn of 2.7% in the quarter, stable in relation to 2Q08. Growth of the customer base diluted the ARPU.
  Churn of 2.7% in the quarter, with an increase of 0.3 percentage points in relation to 1Q09, and an increase of 0.1 percentage point in relation to 2Q08, remains relatively stable, reflecting Vivo’s success in its efforts to retain customers. Even though with more aggressive competition, portability and acquisition actions focused on chip sets (SIM cards), Vivo has managed to keep this indicator under control thanks to segmented actions.

Vivo has strengthened its efforts for ensuring loyalty and retention of its customer base, seeking to minimize possible impacts arising out of the Numeric Portability and the highly competitive scenario. The Reward Program has continued to be strongly used in the exchange of handsets and in the shielding of the customer base, being consolidated as the main relationship tool as regards post-paid customers. Additionally, communication actions have been developed for generating identification and getting closer to the pre-paid potential customers, showing that Vivo offers plans, rates and promotions that meet their needs.

  The ARPU of R$ 26.3 in the quarter recorded a reduction of 8.7% in relation to 2Q08, despite the 15.8% increase in the customer base in the last 12 months. When compared to 1Q09, the ARPU decreased by 2.6% due to the seasonality between the periods.

  The Outgoing ARPU in 2Q09 decreased by 4.9% in relation to 2Q08, while the Incoming ARPU decreased by 13.5% in the comparison with the same period of last year due to the migration from fixed-mobile traffic to mobile-mobile traffic, as well as to the increased penetration of the mobile telephone service in Brazil. It must be pointed out that, despite the ARPU drop, the customer base has recorded a sustainable growth, resulting in a positive impact on total revenue.

  The Outgoing ARPU has grown more than the Incoming ARPU, constantly decreasing the dependence on the interconnection traffic revenue.

Stimulation of on-net and mobile-fixed traffic. Growth of the outgoing traffic due to the campaigns for incentivate usage.

  The Blended MOU increased by 3.9% in relation to 1Q09, with a reduction of 14.9% in relation to 2Q08. Worthy of mention is the increase of 8.2% of the outgoing MOU in the comparison between 2Q09 and 1Q09. It should be reminded that the reduction recorded in the comparison with 2Q08 is directly related to the campaign for incentivate usage conducted in 2Q08, which increased the MOU in that period.

  The total traffic recorded a 5.7% growth in 2Q09 in relation to 1Q09, with emphasis to the 9.8% increase in the outgoing traffic. Worthy of mention is the outgoing on net mobile-mobile traffic, which recorded a positive variation of 10.2% in relation to 1Q09, and a slight decrease of 0.5% in relation to 2Q08.

NET OPERATING REVENUES - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Access and Usage	1,679.1	1,668.0	0.7%	1,525.7	10.1%	3,347.1	3,035.9	10.3%
Network usage	1,462.9	1,518.4	-3.7%	1,446.6	1.1%	2,981.3	2,908.6	2.5%
Data Revenues plus VAS	457.1	442.5	3.3%	351.9	29.9%	899.6	695.0	29.4%
Other services	30.9	40.8	-24.3%	65.8	-53.0%	71.7	97.7	-26.6%
Net service revenues	3,630.0	3,669.7	-1.1%	3,390.0	7.1%	7,299.7	6,737.2	8.3%
Net handset revenues	305.7	350.4	-12.8%	401.3	-23.8%	656.1	735.4	-10.8%
Net Revenues	3,935.7	4,020.1	-2.1%	3,791.3	3.8%	7,955.8	7,472.6	6.5%

OPERATING REVENUE

Growth of 7.1% in the net service revenue in 2Q09 in relation to 2Q08. Continuous growth of data revenue and VAS.

Total net revenue grew 3.8% over 2Q08, due to the growth in the service revenue, which represents growth in all components. Such growth is a result of the natural growth in the customer base, of the actions for stimulation of the recharges and of the sale of products and VAS. In relation to 1Q09, the total net revenue decreased by 2.1%, mainly due to the reduction of 12.8% in the revenue from sales of handsets.

"Access and usage revenue" recorded an increase of 10.1% over 2Q08, mainly due to the increase in the customer base and to the incentive usage campaigns. When compared to 1Q09, it remained almost stable, with an increase of 0.7% in the access and usage revenue as a positive growth in the outgoing traffic.

Data revenue plus VAS have grown 29.9% and 3.3% over 2Q08 and 1Q09, respectively, representing 12.6% of the Net Service Revenue. Several factors contributed to this: 27.8% increase in the data revenue due to the SMS/MMS usage and 54.8% increase due to the Vivo Internet usage year-over-year. SMS/MMS has continued to be the largest selling service, accounting for more than 48% of the data and VAS revenue.

OPERATING COSTS - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Personnel	(214.4)	(210.7)	1.8%	(196.6)	9.1%	(425.1)	(394.3)	7.8%
Cost of services rendered	(1,087.0)	(1,070.9)	1.5%	(1,008.4)	7.8%	(2,157.9)	(1,963.9)	9.9%
Leased lines	(86.3)	(89.8)	-3.9%	(62.9)	37.2%	(176.1)	(125.9)	39.9%
Interconnection	(542.7)	(533.6)	1.7%	(553.7)	-2.0%	(1,076.3)	(1,065.2)	1.0%
Rent/Insurance/Condominium fees	(91.2)	(82.1)	11.1%	(72.1)	26.5%	(173.3)	(133.9)	29.4%
Fistel and other taxes and contributions	(212.8)	(212.1)	0.3%	(164.5)	29.4%	(424.9)	(324.0)	31.1%
Third-party services	(145.9)	(133.4)	9.4%	(134.4)	8.6%	(279.3)	(273.9)	2.0%
Others	(8.1)	(19.9)	-59.3%	(20.8)	-61.1%	(28.0)	(41.0)	-31.7%
Cost of goods sold	(451.0)	(613.1)	-26.4%	(604.1)	-25.3%	(1,064.1)	(1,137.7)	-6.5%
Selling expenses	(899.1)	(764.2)	17.7%	(909.1)	-1.1%	(1,663.3)	(1,644.3)	1.2%
Provision for bad debt	(65.2)	(77.6)	-16.0%	(90.8)	-28.2%	(142.8)	(180.8)	-21.0%
Third-party services	(658.8)	(540.0)	22.0%	(650.2)	1.3%	(1,198.8)	(1,149.5)	4.3%
Customer loyalty and donatios	(117.6)	(100.1)	17.5%	(128.1)	-8.2%	(217.7)	(236.9)	-8.1%
Others	(57.5)	(46.5)	23.7%	(40.0)	43.8%	(104.0)	(77.1)	34.9%
General & administrative expenses	(136.7)	(161.9)	-15.6%	(175.7)	-22.2%	(298.6)	(363.8)	-17.9%
Third-party services	(117.0)	(125.4)	-6.7%	(152.1)	-23.1%	(242.4)	(311.2)	-22.1%
Others	(19.7)	(36.5)	-46.0%	(23.6)	-16.5%	(56.2)	(52.6)	6.8%
Other operating revenue (expenses)	50.3	4.6	993.5%	(55.7)	n.a.	54.9	178.3	-69.2%
Operating revenue	139.7	78.9	77.1%	75.1	86.0%	218.6	402.3	-45.7%
Operating expenses	(93.4)	(97.7)	-4.4%	(153.6)	-39.2%	(191.1)	(246.7)	-22.5%
Other operating revenue (expenses)	4.0	23.4	-82.9%	22.8	-82.5%	27.4	22.7	20.7%
Total costs before depreciation / amortization	(2,737.9)	(2,816.2)	-2.8%	(2,949.6)	-7.2%	(5,554.1)	(5,325.7)	4.3%
Depreciation and amortization	(821.9)	(804.9)	2.1%	(736.7)	11.6%	(1,626.8)	(1,457.8)	11.6%
Total operating costs	(3,559.8)	(3,621.1)	-1.7%	(3,686.3)	-3.4%	(7,180.9)	(6,783.5)	5.9%

                                   OPERATING COSTS

Cost of services increased due to expenses with Fistel Fee.

The 7.8% increase in the cost of the services rendered in 2Q09, when compared with 2Q08, is the result of the 29.4% increase in the costs for the Fistel Fee due to the growth of the customer base, the increase in the leased lines and the increase in rent, insurance and condominium expenses. In comparison with 1Q09, it recorded a growth of 1.5% related to the increase in rent, insurance and condominium expenses as well as interconnection costs, offset by a reduction in “other” costs, mainly those referring to the provision for losses with roaming.

Commercial and operational efficiency.

The cost of goods sold recorded a reduction of 25.3% and of 26.4%, in comparison of 2Q09 over 2Q08 and over 1Q09, respectively, even considering the increase in the customer base between the periods. This is due to the increase in sales of SIM Cards and in the number of gross additions.

In the 2Q09, the selling expenses decreased by 1.1% in relation to 2Q08. This decrease is related to the reduction in the provision for doubtful accounts (PDD) and expenses with customer retention and donations, partially affected by an increase in expenses with third-party services, such as sales commissions and support. These, on their turn, were offset by a reduction in publicity and advertising expenses. In the comparison with 1Q09, selling expenses increased by 17.7% due to the growth in expenses with third-party services, especially publicity and advertising, and with materials for points of sale, partially offset by the reduction in the provision for doubtful accounts (PDD).

PDD under control.

The Provision for Doubtful Accounts (PDD) in 2Q09 showed a reduction of 28.2% in relation to 2Q08. The amount of R$ 65.2 million represents 1.2% of the total gross revenue, lower than it was recorded in 2Q08, of 1.7%. In relation to the 1Q09, the reduction was of 0.2 percentage points. Vivo has continued with its collection actions and strict credit granting criteria, which have maintained this item under control.

The general and administrative expenses decreased by 22.2% in 2Q09 in relation to 2Q08, mainly due to the decrease in expenses with third-party services, especially technical assistance. In the comparison with 1Q09, the reduction was of 15.6%, reflecting once again lower expenses with third-party services, especially auditing, legal, data processing and technical services.

Other Operating Revenue/Expenses recorded revenue of R$ 50.3 million. The comparison with 1Q09 presents an increase in the revenue from recovered expenses, especially taxes. It must be pointed out that the non-recurrent amount of R$47.5 million is recorded in 2Q09, which refers to ICMS tax credit. By adjusting such effect, the revenue would be R$ 2.8 million. Due to the elimination of “Non-operating revenue/expenses” provided for in Law nº 11.941/09, the amount of R$ 37.6 was reclassified to “Other operating revenue(expenses)” in the 2Q08 Consolidated Income Statement.

                                  EBITDA

EBITDA records an increase of 42.3% in 2Q09 in relation to 2Q08.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in the 2Q09 was R$ 1,197.8 million, an increase of 42.3% in relation to 2Q08, with an EBITDA Margin of 30.4%. By adjusting the EBITDA for 2Q09, which is positively impacted by the reversal of the ICMS tax in the amount of R$ 47.5 million, the EBITDA would record an increase of 36.7%. In the same manner, the EBITDA Margin would record 29.2%, an increase of 7.0 percentage points in the comparison between the quarters. The result recorded in 2Q09 reflects the continued growth in revenues due to the increase in the customer base, combined to a reduction of costs, especially the fixed costs. In addition, there was a reduction in the cost of goods sold due to sales of GSM handsets, which have lower acquisition costs.

                                  DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 11.6% in relation to 2Q08, due to the accelerated depreciation of the CDMA technology and to the investments in the period, in addition to the amortization of the restructured goodwill as a result of the acquisition of Telemig. When compared to 1Q09, it recorded an increase of 2.1%, due to higher investments made in the period and to the accelerated amortization of software because of integration with Telemig.

FINANCIAL REVENUES (EXPENSES) - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Financial Revenues	53.7	87.9	-38.9%	67.1	-20.0%	141.6	168.5	-16.0%
Other financial revenues	63.1	87.9	-28.2%	83.3	-24.2%	151.0	184.7	-18.2%
(-) Pis/Cofins taxes on financial revenues	(9.4)	0.0	n.a.	(16.2)	-42.0%	(9.4)	(16.2)	-42.0%
Financial Expenses	(181.0)	(213.8)	-15.3%	(200.9)	-9.9%	(394.8)	(318.1)	24.1%
Other financial expenses	(152.5)	(182.8)	-16.6%	(101.8)	49.8%	(335.3)	(170.4)	96.8%
Gains (Losses) with derivatives transactions	(28.5)	(31.0)	-8.1%	(99.1)	-71.2%	(59.5)	(147.7)	-59.7%
Exchange rate variation / Monetary variation	16.9	(23.2)	n.a.	28.2	-40.1%	(6.3)	4.7	n.a.
Net Financial Income	(110.4)	(149.1)	-26.0%	(105.6)	4.5%	(259.5)	(144.9)	79.1%

Drop of 26.0% in financial expenses in comparison with 1Q09.

In relation to 1Q09, Vivo’s financial expenses in 2Q09 decreased by R$ 38.7 million. This decrease is mainly explained by the drop in the financial expenses due to lower indebtedness (R$ 4,692.6 million in 2Q09 and R$5,579.5 million in 1Q09), impacted by the free cash generation in the period and by the reduction in the effective interest rate in the period (2.34% in 2Q09 and 2.85% in 1Q09). This situation was partially offset by the additional expense resulting from the assessment of R$ 9.4 million for PIS/Cofins related to the distribution of interest on own capital effected by Vivo S.A., its holding company.

When compared to 2Q08, Vivo’s net financial expenses increased by R$ 4.8 million – mainly due to the increase in the net debt resulting from the acquisition of 3G licenses and disbursements for acquisition of Telemig Celular Participações S.A. – and were partially offset by the drop in the effective interest rate in the period (2.34% in 2Q09 and 2.70% in 2Q08).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	469.3	1,415.2	6.4	720.0	-	2,610.9
Debentures	1,295.8	-	-	-	-	1,295.8
Commercial Papers	560.1	-	-	-	-	560.1
Resolution 2770	168.3	-	-	139.6	507.8	815.7
Anatel (Financing of 3G Licenses)	1,272.1	-	-	-	-	1,272.1
Working Capital	-	-	-	-	-	-
Others	0.1	-	-	0.2	-	0.3
Adjust "Law 11.638/07"	(0.3)	-	-	(41.8)	(1.9)	(43.9)
Total	3,765.5	1,415.2	6.4	818.1	506.0	6,511.1
Exchange rate used	1.000000	1.974067	0.037968	1.951600	0.020265
Payment Schedule
2009	1,258.7	141.8	1.8	30.3	248.5	1,681.0
as from 2009	2,506.9	1,273.4	4.6	787.7	257.5	4,830.1
Total	3,765.6	1,415.2	6.4	818.0	506.0	6,511.1
(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).

NET DEBT - VIVO
	Consolidated
	Jun 30, 09	Mar 31, 09	Jun 30, 08
Short Term	1,819.6	2,994.3	2,212.9
Long Term	4,691.5	4,718.8	3,551.9
Total debt	6,511.1	7,713.1	5,764.8
Cash and cash equivalents	(1,796.1)	(1,820.0)	(2,594.5)
Derivatives	(22.4)	(313.6)	404.0
Net Debt	4,692.6	5,579.5	3,574.3

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.

Release of more than R$ 125 million from the credit facility granted by the BNB Improved debt profile.

The Company closed June 2009 with a debt of R$ 6,511.1 million (R$ 5,764.8 million at June 30, 2008), of which 20.4% is denominated in foreign currency, 100% of which being hedged. The debt recorded in the 2Q09 was offset by cash and financial investments (R$ 1,796.1 million) and by derivative assets and liabilities (R$ 22.4 million receivable), resulting in a net debt of R$4,692.6 million (R$ 3,574.3 million at June 30, 2008). Another portion of the credit facility granted by the BNB to the Company was released in this quarter, in the amount of R$ 124.6 million, with a remaining balance of R$ 134.8 million to be released in 4Q09, the Company having settled its 5th issue of Promissory Notes in the amount of R$ 587.4 million (R$ 550.0 million of principal and R$ 37.4 million of interest).

In the 2Q09, both the gross and the net debt recorded a drop of 16% in relation to 1Q09. The Company has continued to improve its debt profile. In 1Q09, 61.2% of the debt was at long term, while in the 2Q09 this percentage grew to 72.1%. This improvement in the debt composition is the result of structured fund raising transactions (BNDES and BNB) and the use of the credit facility for the 3G licenses made available by Anatel.

In the comparison between 2Q09 and 1Q09, the Vivo’s net debt recorded a drop of R$ 886.9 million as a result of the strong operating cash generation in the period.

The increase in the net debt in 2Q09, when compared to 2Q08 (R$ 4,692.6 million in the 2Q09 and R$ 3,574.3 million in the 2Q08) is mainly due to the acquisitions of 3G licenses and of Telemig Celular Participações S/A, offset by generation of cash in the period.

Net Profit of R$ 172.4 million.

A Net Profit of R$ 172.4 million was recorded in the quarter, reverting the result recorded in the 2Q08. In relation to 1Q09, this represents an increase of 39.6% and, in the year-to-date, 26.3% in relation to the same period of last year, recording R$295.9 million.

Shareholding Structure and Capital Stock Composition

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on Jun 30, 2009
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	22,235,503	16.3%	6,189,755	2.6%	28,425,258	7.6%
Brasilcel, N.V.	54,641,459	40.1%	91,087,513	38.3%	145,728,972	38.9%
Sudestecel Participações LTDA	22,547,496	16.5%	1,169,552	0.5%	23,717,048	6.3%
Avista Participações LTDA	2,407,614	1.8%	11,653,452	4.9%	14,061,066	3.8%
TBS Celular Participações LTDA	17,204,638	12.6%	291,449	0.1%	17,496,087	4.7%
Tagilo Participações LTDA	3,015,261	2.2%	5,656,432	2.4%	8,671,693	2.3%
Controlling Shareholder Group	122,051,971	89.6%	116,048,153	48.7%	238,100,124	63.6%
Treasury shares	0	0.0%	1,123,725	0.5%	1,123,725	0.3%
Others shareholders	14,223,363	10.4%	120,891,822	50.8%	135,115,185	36.1%
TOTAL	136,275,334	100.0%	238,063,700	100.0%	374,339,034	100.0%

Corporate Reorganization.

The managements of Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, have informed, by a Relevant Fact disclosed on 03/20/2009, that their respective Boards of Directors approved the proposal for a corporate reorganization aiming at the merger of TC’s shares into TCP and of TCP’s shares into Vivo Part, for conversion of TC into a wholly-owned subsidiary of TCP, and of TCP into a wholly-owned subsidiary of Vivo Part.

Since the shares of Vivo Part. and TCP are traded in the North-American market, Form F-4 was preliminarily filed with the SEC on June 5th, for analysis. On July 20, the “Effective Date” was granted, which represented the approval for the next stages to be implemented. At a Special Shareholders’ Meeting held on July 27, 2009, the transaction was approved by the shareholders of the companies.

A period of 30 days started being counted as from today, July 29th, for the withdrawal right to be exercised by dissenting shareholders. The unification of the shares will become effective on September 8th, and share fractions resulting from the transaction shall be sold at an auction to be held in BOVESPA as from September 24th.

Having in consideration that TC will become a wholly-owned subsidiary of TCP and that TCP will become a wholly-owned subsidiary of Vivo Part, their respective registrations with CVM and BOVESPA and the registrations of TCP with the Securities and Exchange Commission – SEC and with the New York Stock Exchange – NYSE will be cancelled, in order to eliminate the costs associated thereto.

Shareholding structure after merger of TC’s shares into TCP and of TCP’s shares into Vivo Part.:

More information can be obtained in our Investor Relations website at www.vivo.com.br/ir.

CONSOLIDATED INCOME STATEMENTS - VIVO
	Consolidated	Consolidated		Consolidated		Consolidated	Combined
						Accum
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Gross Revenues	5,489.5	5,594.0	-1.9%	5,345.5	2.7%	11,083.5	10,458.2	6.0%
Gross service revenues	4,825.3	4,855.6	-0.6%	4,540.9	6.3%	9,680.9	8,971.1	7.9%
Deductions – Taxes and others	(1,195.3)	(1,185.9)	0.8%	(1,150.9)	3.9%	(2,381.2)	(2,233.9)	6.6%
Gross handset revenues	664.2	738.4	-10.0%	804.6	-17.4%	1,402.6	1,487.1	-5.7%
Deductions – Taxes and others	(358.5)	(388.0)	-7.6%	(403.3)	-11.1%	(746.5)	(751.7)	-0.7%
Net Revenues	3,935.7	4,020.1	-2.1%	3,791.3	3.8%	7,955.8	7,472.6	6.5%
Net service revenues	3,630.0	3,669.7	-1.1%	3,390.0	7.1%	7,299.7	6,737.2	8.3%
Access and Usage	1,679.1	1,668.0	0.7%	1,525.7	10.1%	3,347.1	3,035.9	10.3%
Network usage	1,462.9	1,518.4	-3.7%	1,446.6	1.1%	2,981.3	2,908.6	2.5%
Data Revenues plus VAS	457.1	442.5	3.3%	351.9	29.9%	899.6	695.0	29.4%
Other services	30.9	40.8	-24.3%	65.8	-53.0%	71.7	97.7	-26.6%
Net handset revenues	305.7	350.4	-12.8%	401.3	-23.8%	656.1	735.4	-10.8%
Operating Costs	(2,737.9)	(2,816.2)	-2.8%	(2,949.6)	-7.2%	(5,554.1)	(5,325.7)	4.3%
Personnel	(214.4)	(210.7)	1.8%	(196.6)	9.1%	(425.1)	(394.3)	7.8%
Cost of services rendered	(1,087.0)	(1,070.9)	1.5%	(1,008.4)	7.8%	(2,157.9)	(1,963.9)	9.9%
Leased lines	(86.3)	(89.8)	-3.9%	(62.9)	37.2%	(176.1)	(125.9)	39.9%
Interconnection	(542.7)	(533.6)	1.7%	(553.7)	-2.0%	(1,076.3)	(1,065.2)	1.0%
Rent/Insurance/Condominium fees	(91.2)	(82.1)	11.1%	(72.1)	26.5%	(173.3)	(133.9)	29.4%
Fistel and other taxes and contributions	(212.8)	(212.1)	0.3%	(164.5)	29.4%	(424.9)	(324.0)	31.1%
Third-party services	(145.9)	(133.4)	9.4%	(134.4)	8.6%	(279.3)	(273.9)	2.0%
Others	(8.1)	(19.9)	-59.3%	(20.8)	-61.1%	(28.0)	(41.0)	-31.7%
Cost of handsets	(451.0)	(613.1)	-26.4%	(604.1)	-25.3%	(1,064.1)	(1,137.7)	-6.5%
Selling expenses	(899.1)	(764.2)	17.7%	(909.1)	-1.1%	(1,663.3)	(1,644.3)	1.2%
Provision for bad debt	(65.2)	(77.6)	-16.0%	(90.8)	-28.2%	(142.8)	(180.8)	-21.0%
Third-party services	(658.8)	(540.0)	22.0%	(650.2)	1.3%	(1,198.8)	(1,149.5)	4.3%
Costumer loyalty and donations	(117.6)	(100.1)	17.5%	(128.1)	-8.2%	(217.7)	(236.9)	-8.1%
Others	(57.5)	(46.5)	23.7%	(40.0)	43.8%	(104.0)	(77.1)	34.9%
General & administrative expenses	(136.7)	(161.9)	-15.6%	(175.7)	-22.2%	(298.6)	(363.8)	-17.9%
Third-party services	(117.0)	(125.4)	-6.7%	(152.1)	-23.1%	(242.4)	(311.2)	-22.1%
Others	(19.7)	(36.5)	-46.0%	(23.6)	-16.5%	(56.2)	(52.6)	6.8%
Other operating revenue (expenses)	50.3	4.6	993.5%	(55.7)	n.a.	54.9	178.3	-69.2%
Operating revenue	139.7	78.9	77.1%	75.1	86.0%	218.6	402.3	-45.7%
Operating expenses	(93.4)	(97.7)	-4.4%	(153.6)	-39.2%	(191.1)	(246.7)	-22.5%
Other operating revenue (expenses)	4.0	23.4	-82.9%	22.8	-82.5%	27.4	22.7	20.7%
EBITDA	1,197.8	1,203.9	-0.5%	841.7	42.3%	2,401.7	2,146.9	11.9%
Margin %	30.4%	29.9%	0.5 p.p.	22.2%	8.2 p.p.	30.2%	28.7%	1.5 p.p.
Depreciation and Amortization	(821.9)	(804.9)	2.1%	(736.7)	11.6%	(1,626.8)	(1,457.8)	11.6%
EBIT	375.9	399.0	-5.8%	105.0	258.0%	774.9	689.1	12.5%
Net Financial Income	(110.4)	(149.1)	-26.0%	(105.6)	4.5%	(259.5)	(144.9)	79.1%
Financial Revenues	53.7	87.9	-38.9%	67.1	-20.0%	141.6	168.5	-16.0%
Other financial revenues	63.1	87.9	-28.2%	83.3	-24.2%	151.0	184.7	-18.2%
(-) Pis/Cofins taxes on financial revenues	(9.4)	0.0	n.a.	(16.2)	-42.0%	(9.4)	(16.2)	-42.0%
Financial Expenses	(181.0)	(213.8)	-15.3%	(200.9)	-9.9%	(394.8)	(318.1)	24.1%
Other financial expenses	(152.5)	(182.8)	-16.6%	(101.8)	49.8%	(335.3)	(170.4)	96.8%
Gains (Losses) with derivatives transactions	(28.5)	(31.0)	-8.1%	(99.1)	-71.2%	(59.5)	(147.7)	-59.7%
Exchange rate variation / Monetary variation	16.9	(23.2)	n.a.	28.2	-40.1%	(6.3)	4.7	n.a.
Taxes	(80.1)	(113.8)	-29.6%	(46.0)	74.1%	(193.9)	(292.6)	-33.7%
Minority Interest	(13.0)	(12.6)	3.2%	(17.3)	-24.9%	(25.6)	(17.3)	48.0%
Net Income	172.4	123.5	39.6%	(63.9)	n.a.	295.9	234.3	26.3%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million	Consolidated	Consolidated
ASSETS	Jun 30. 09	Mar 31. 09	Δ%
Current Assets	7,349.9	7,845.6	-6.3%
Cash and equivalents cash	1,708.8	1,737.3	-1.6%
Temporary cash investments (collateral)	37.8	34.3	10.2%
Net accounts receivable	2,335.4	2,381.6	-1.9%
Inventory	421.0	482.7	-12.8%
Deferred and recoverable taxes	2,066.2	2,058.1	0.4%
Derivatives transactions	42.5	186.4	-77.2%
Prepaid Expenses	571.2	754.2	-24.3%
Other current assets	167.0	211.0	-20.9%
Non- Current Assets	14,405.3	14,588.6	-1.3%
Long Term Assets:
Temporary cash investments (as collateral)	49.5	48.4	2.3%
Deferred and recoverable taxes	2,829.9	2,769.8	2.2%
Derivatives transactions	168.5	244.8	-31.2%
Prepaid Expenses	55.3	64.0	-13.6%
Other long term assets	102.7	45.7	124.7%
Investment	0.1	0.1	0.0%
Plant, property and equipment	6,810.7	6,940.6	-1.9%
Net intangible assets	4,349.5	4,426.0	-1.7%
Deferred assets	39.1	49.2	-20.5%
Total Assets	21,755.2	22,434.2	-3.0%

LIABILITIES

Current Liabilities	7,132.2	8,017.7	-11.0%
Personnel, tax and benefits	155.7	131.9	18.0%
Suppliers and Consignment	3,055.0	2,912.3	4.9%
Taxes, fees and contributions	777.4	670.1	16.0%
Loans and financing	1,582.2	2,726.4	-42.0%
Debentures	237.4	267.9	-11.4%
Interest on own capital and dividends	423.5	423.1	0.1%
Contingencies provision	91.6	95.7	-4.3%
Derivatives transactions	72.2	25.7	180.9%
Other current liabilities	737.2	764.6	-3.6%
Non-Current Liabilities	5,435.2	5,414.0	0.4%
Long Term Liabilities:
Taxes, fees and contributions	306.3	288.8	6.1%
Loans and financing	3,633.1	3,661.1	-0.8%
Debentures	1,058.4	1,057.7	0.1%
Contingencies provision	101.3	105.9	-4.3%
Derivatives transactions	116.4	92.0	26.5%
Other long term liabilities	219.7	208.5	5.4%
Minority interest	624.4	611.5	2.1%
Shareholder's Equity	8,563.4	8,391.0	2.1%
Total Liabilities and Shareholder's Equity	21,755.2	22,434.2	-3.0%

Indirect Cash Flow Statement (CONSOLIDATED/COMBINED)
In million of R$	Consolidated			Consolidated	Combined
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	2Q 09	1Q 09	2Q 08	Accum 2009	Accum 2008
Net profit for the period	172.4	123.5	(63.9)	295.9	234.3

Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Minority interest	13.0	12.6	17.3	25.6	17.3
Depreciation and amortization	821.9	804.9	736.7	1,626.8	1,457.8
Residual cost of written-off fixed assets	-	0.3	38.2	0.3	38.1
Provisions (reversals) for inventory losses	(13.9)	7.7	(17.6)	(6.2)	(15.0)
Inventory written-off items	0.3	0.1	1.9	0.4	1.2
Provisions (reversals) for disposal of assets	10.2	4.8	16.9	15.0	27.7
Provisions (reversals) for suppliers	(16.3)	(49.2)	(22.9)	(65.5)	(175.3)
Losses in forward and swap contracts	257.9	105.4	324.9	363.3	274.3
Provisions (reversals) for taxes and contributions	2.4	61.4	5.7	63.8	(178.6)
Monetary and exchange variation in loans, financing and debentures	(222.9)	(57.9)	(262.8)	(280.8)	(183.2)
Other monetary and exchange variations	(7.8)	1.8	(8.7)	(6.0)	(0.6)
Provisions for doubtful accounts	65.2	77.6	90.8	142.8	180.8
Provisions (reversals) for contingencies	34.1	35.7	49.7	69.8	85.1
Provisions (reversals) for customer retention program	(8.2)	(3.1)	5.2	(11.3)	12.3
Deferred income tax	143.2	52.1	20.2	195.3	184.9
Adhesion to ICMS convention agreement	-	-	-	-	(251.6)
Post-employment benefit plans	0.6	0.6	0.4	1.2	0.5

Increase in operating assets:
Accounts receivable	(19.0)	119.3	(154.6)	100.3	(72.9)
Inventory	75.3	288.2	(113.0)	363.5	(142.2)
Deferred and recoverable taxes	(266.1)	213.8	(84.1)	(52.3)	(76.3)
Other current and non-current assets	174.1	(302.7)	88.7	(128.6)	(253.9)

Reduction in operating liabilities:
Labor, payroll charges and pension benefits	23.8	(53.6)	30.0	(29.8)	(47.4)
Suppliers and accounts payable	159.0	(764.8)	373.7	(605.8)	(212.2)
Interst on loans, financing and debentures	147.8	185.1	97.0	332.9	183.7
Taxes, duties and contributions	130.0	(165.1)	61.2	(35.1)	466.7
Provisions for contingencies	(43.1)	(27.4)	(45.6)	(70.5)	(60.6)
Other current and non-current liabilities	(17.7)	(51.8)	989.8	(69.5)	961.2

Cash generated from operating activities	1,616.2	619.3	2,175.1	2,235.5	2,456.1

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES:
Additions to property, plant & equipment and intangible assets	(607.0)	(538.0)	(1,551.7)	(1,145.0)	(1,818.5)
Additions to deferred assets	-	(3.3)	(7.0)	(3.3)	(9.1)
Additions to investments	-	-	(1,767.0)	-	(1,767.0)
Proceeds from disposal of property, plant & equipment	1.6	0.6	3.5	2.2	5.8
Cash used in investment activities	(605.4)	(540.7)	(3,322.2)	(1,146.1)	(3,588.8)

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES:
Funding from loans, financing and debentures	124.6	210.0	1,280.0	334.6	1,845.3
Repayment of loans, financing and debentures	(1,076.6)	(550.6)	(220.8)	(1,627.2)	(490.5)
Payments of interest on loans, financing and debentures	(174.8)	(76.7)	(109.8)	(251.5)	(174.7)
Receipts (payments) for forward contracts and swaps	87.9	7.3	(339.8)	95.2	(377.9)
Proceeds from capital increase of minority interest	-	8.8	-	8.8	-
Payments of dividends and interest on own capital	(0.2)	(122.7)	(47.1)	(122.9)	(49.2)
Payments for stock grouping	(0.2)	(0.3)	(0.6)	(0.5)	(1.9)
Cash used in financing activities	(1,039.3)	(524.2)	561.9	(1,563.5)	751.1

CASH INCREASE	(28.5)	(445.6)	(585.2)	(474.1)	(381.6)

CASH:
Initial balance	1,737.3	2,182.9	3,125.1	2,182.9	2,921.6
Final balance	1,708.8	1,737.3	2,539.9	1,708.8	2,540.0
	(28.5)	(445.6)	(585.2)	(474.1)	(381.6)

CONFERENCE CALL – 2Q09

In Portuguese

Date: July 29, 2009 (Wednesday)
Time: 9:00 a.m. (Brasília time) and 08:00 a.m. (New York time)
Telephone number: (55 11) 2188-0188
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available until August 06, 2009 at telephone number (55 11) 2188-0188 code: Vivo or in our website.

In English

Date: July 29, 2009 (Wednesday)
Time: 11:00 a.m. (Brasília time) and 10:00 a.m. (New York time)
Telephone number: (+1 412) 858-4600
Conference Call Code: Vivo
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available until August 06, 2009 at telephone number (+1 412) 317-0088 code: 432208# or in our website.

VIVO – Investor Relations
Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information available in our website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted for the same primary area code.
VC3 – Communication values for Calls outside the primary area code.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.